IAMGOLD CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT INDENTURE FOR THE ISSUANCE
OF COMMON SHARE PURCHASE WARRANTS

NOVEMBER 6, 2006

		TABLE OF CONTENTS

1		INTERPRETATION	2
	1.1	Definitions	2
	1.2	Gender and Number	5
	1.3	Interpretation not Affected by Headings, etc.	5
	1.4	Day not a Business Day	5
	1.5	Time of the Essence	5
	1.6	Entire Agreement	6
	1.7	Currency	6
	1.8	Applicable Law	6

2		ISSUE AND TRANSFER OF WARRANTS	6
	2.1	Issue of Warrants	6
	2.2	Form and Terms of Warrants	7
	2.3	Warrantholder not a Shareholder	8
	2.4	Warrants to Rank Pari Passu	8
	2.5	Signing of Warrant Certificates	8
	2.6	Certification by the Warrant Trustee	9
	2.7	Issue in Substitution for Warrant Certificate Lost, etc.	9
	2.8	Exchange of Warrant Certificates	10
	2.9	Charges for Exchange	10
	2.1	Registration and Transfer of Warrants	10
	2.11	Registers Open for Inspection	12

3		EXERCISE OF WARRANTS	12
	3.1	Method of Exercise of Warrant Certificates	12
	3.2	Effect of Exercise of Warrants	13
	3.3	Subscription for Less than Entitlement; Fractions	13
	3.4	Expiration of Warrants	14
	3.5	Cancellation of Surrendered Warrants	14
	3.6	Accounting and Recording	14

4		ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE	15
	4.1	Adjustment of Subscription Rights	15
	4.2	Proceedings Prior to any Action Requiring Adjustment	19
	4.3	Certificate of Adjustment	19
	4.4	Adjustment Rules	19
	4.5	Notice of Special Matters	20
	4.6	No Action After Notice	20
	4.7	Protection of Warrant Trustee	21

5		COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE COMPANY	21
	5.1	General Covenants, Representations and Warranties	21
	5.2	Securities Qualification Requirements	24

6		ENFORCEMENT	24
	6.1	Suits by Warrantholders	24
	6.2	Warrant Trustee may Institute all Proceedings	24

7		MEETING OF WARRANTHOLDERS	24
	7.1	Right to Convene Meetings	24
	7.2	Notice	25
	7.3	Chairman	25
	7.4	Quorum	25
	7.5	Show of Hands	26
	7.6	Poll and Voting	26
	7.7	Regulations	26
	7.8	Minutes	27
	7.9	Powers Exercisable by Special Resolution	27
	7.1	Meaning of Special Resolution	29
	7.11	Powers Cumulative	29
	7.12	Company, Warrantholders and Warrant Trustee may be Represented	30
	7.13	Instruments in Writing	30
	7.14	Binding Effect of Resolutions	30
	7.15	Holdings by the Company or Subsidiaries of the Company Disregarded	30

8		SUPPLEMENTAL INDENTURES	31
	8.1	Provision for Supplemental Amendments for Certain Purposes	31
	8.2	Company may Consolidate etc. on Certain Terms	32
	8.3	Successor Body Corporate Substituted	32

9		CONCERNING THE WARRANT TRUSTEE	33
	9.1	Conflict of Interest	33
	9.2	Replacement of the Warrant Trustee	33
	9.3	Duty of Warrant Trustee	34
	9.4	Evidence, Experts and Advisers	35
	9.5	Documents, Monies etc., Held by Warrant Trustee	36
	9.6	Warrant Trustee not Required to Give Security nor Advance its own Funds	36
	9.7	Warrant Trustee not Ordinarily Bound	36
	9.8	Warrant Trustee may Rely on Certificates	37
	9.9	Recitals or Statements of Fact Made by the Company	37
	9.1	Warrant Trustee's Liability	37
	9.11	Indemnity	38
	9.12	No Representation as to Validity	38
	9.13	Acceptance of Duties	39
	9.14	Contracting with the Company	39
	9.15	Warrant Trustee's Authority to Carry on Business	39
	9.16	Warrant Trustee not Required to Give Security	39
	9.17	Warrant Trustee not Appointed Receiver	39
	9.18	Counsel Fees Need not be Taxed	40
	9.19	Copies of Information	40
	9.2	Warrants Owned by the Company or its Subsidiaries - Certificates to be Provided	40

10		GENERAL	41
	10.1	Notice to the Company and the Warrant Trustee	41
	10.2	Notice to Warrantholders	42
	10.3	Counterparts	42
	10.4	Satisfaction and Discharge of Indenture	43
	10.5	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders	43

11		Power of the Board of Directors	43
12		Further Assurances	43
13		Unenforceable Terms	43
14		Severability	44

THIS WARRANT INDENTURE is made in the City of Toronto, Ontario, as of November 6, 2006.

BETWEEN:	IAMGOLD CORPORATION, a corporation duly incorporated under the Canada Business Corporations Act, having its principal place of business at 220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4

(hereinafter referred to as the “Company”)
OF THE FIRST PART

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, having a place of business in the city of Toronto at 100 University Avenue, Suite 900, Toronto, Ontario, M5J 2Y1

(hereinafter referred to as the "Warrant Trustee")

OF THE SECOND PART

WHEREAS Cambior Inc. (“Cambior”) issued 40,000,000 units, pursuant to a public offering on August 5, 2003, each unit consisting of 40,000,000 common shares of Cambior and 20,000,000 Series C common share purchase warrants (the "Cambior Series C Warrants"), whereby each whole Cambior Series C Warrant entitled the holder thereof to purchase one common share of Cambior;

AND WHEREAS for such purpose, Cambior and CIBC Mellon Trust Company, as trustee, entered into a warrant indenture dated August 5, 2003 (the “Original Indenture”) to make provision for the creation and issue of the Cambior Series C Warrants;

AND WHEREAS all things necessary were done and performed to make the Cambior Series C Warrants, as certified by the trustee and issued as provided in the Original Indenture, legal, valid and binding upon Cambior with the benefits and subject to the terms of the Original Indenture;

AND WHEREAS the Company agreed to acquire all of the outstanding shares of Cambior pursuant to an acquisition agreement dated September 13, 2006 and amended and restated on September 29, 2006 (the “Agreement”) under the terms of an arrangement pursuant to the Companies Act (Québec) (the “Arrangement”);

AND WHEREAS in connection with the Agreement, and effective as of the effective date of the Arrangement, the Company agreed to issue a warrant to purchase 0.42 of a Company common share (each, a “Warrant”) to each holder of a Cambior Series C Warrant in consideration of the cancellation of such Cambior Series C Warrant;

AND WHEREAS Cambior and the trustee under the Original Indenture agreed to terminate the Original Indenture as of the effective date of the Arrangement;

AND WHEREAS the Company wishes to enter into this Indenture to provide for the creation and issue of the Warrants, effective as of the effective date of the Arrangement, upon the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.	INTERPRETATION

1.1	Definitions

In this Indenture, including the preamble, and in all indentures supplemental hereto:

"Adjustment Period" means the period from and including the date of this Indenture (being the effective date of the Arrangement) up to and including the Time of Expiry;

"Applicable Legislation" means the laws of the provinces of Canada and the laws of Canada applicable therein or the laws of the United States or states of the United States, as the context may require;

"Business Day" means a day which is not Saturday or Sunday or a legal holiday in any of the cities where Warrant Certificates may be surrendered to the Warrant Trustee pursuant to the provisions hereof;

"Common Share" means a common share in the share capital of the Company as such share existed at the close of business as of the date of this Indenture;

"Company" means IAMGOLD Corporation and any successor body corporate;

"Company's auditors" means the firm of chartered accountants appointed by the shareholders of the Company as the auditors of the Company in accordance with the provisions of the Canada Business Corporations Act;

"Counsel" means a lawyer or a law firm (who may be counsel to the Company) acceptable to the Warrant Trustee;

"Current Market Price" of the Common Shares at any date means the price per share equal to the weighted average price at which the Common Shares have traded on the Toronto Stock Exchange for any 20 consecutive trading days selected by the Company commencing not more than 30 trading days before such date and ending no less than three trading days prior to such date, or, if the Common Shares are not listed on the Toronto Stock Exchange, on any other stock exchange on which such shares are then listed as may be selected by the directors of the Company, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market with the weighted average price per Common Share being determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the aggregate number of Common Shares so sold or, if not traded on any recognized market or exchange, as determined by the directors of the Company, acting reasonably;

"Director" means a director of the Company for the time being and, unless otherwise specified herein, reference to action "by the Directors" means action by the directors of the Company as a board or, whenever duly empowered, action by any committee of such board;

"Exercise Date", with respect to any Warrant, means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise, together with full payment of the Exercise Price, in accordance with the provisions of Article 3;

"Exercise Price" at any time means, with respect to a Warrant, the price at which 0.42 of a Common Share may be purchased by the exercise of one whole Warrant, and which equals $3.75 unless such price shall have been adjusted in accordance with the provisions of Article 4, in which case it shall mean the adjusted price in effect at such time;

"Issue Date" means the date upon which a Warrant or Warrants are issued, accordingly;

"Jurisdictions" means all the provinces and territories of Canada;

"Person" means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;

"Securities Commissions" means the securities regulatory authorities of the Canadian Jurisdictions;

"Share Rate" means the number of Common Shares which are issuable upon the exercise of the Warrants (which is 0.42 of one Common Share for each whole Warrant), subject to adjustment in accordance with Article 4;

"Special Resolution" has the meaning attributed thereto in Section 7.10;

"this Warrant Indenture", "this Indenture", "herein", "hereby", "hereto" and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions "Article", "Section" and "subsection" followed by a number again mean and refer to the specified article, section or subsection of the Indenture;

"Time of Expiry" means, with respect to a Warrant, 5:00 p.m. Toronto time, on August 12, 2008;

"Trading Day", with respect to a stock exchange, means a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market means a day on which the Toronto Stock Exchange is open for the transaction of business;

"Transfer Agent" means the transfer agent for the time being of the Common Shares;

"U.S. Person" has the meaning ascribed thereto in Regulation S under the United States Securities Act of 1933, as amended;

"Warrant" means a common share purchase warrant referred to in Article 2 and issued and certified hereunder and for the time being outstanding entitling the holder thereof, upon payment of the Exercise Price thereof and upon tendering one whole Warrant, to purchase on or before the Time of Expiry (and before any adjustment pursuant to Article 4 hereof) 0.42 of one Common Share;

"Warrant Certificate" means the definitive certificate evidencing Warrants;

"Warrantholders" or "holders" without reference to Common Shares means the persons who are bearers of Warrants;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders entitled to purchase in the aggregate not less than 10% of the aggregate number of Common Shares which could be purchased pursuant to all Warrants then unexercised and outstanding requesting the Warrant Trustee to take some action or proceeding specified therein;

"Warrant Trustee" means Computershare Trust Company of Canada, for the time being or its successor in the trusts hereby created; and

"Written order of the Company", "written request of the Company", "written consent of the Company" and "certificate of the Company" mean, respectively, a written order, request, consent and certificate signed in the name of the Company by its President, its Secretary or a Director, and may consist of one or more instruments so executed.

1.2	Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day in the Province of Ontario, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence in this Indenture, the Warrants and the Warrant Certificates.

1.6	Entire Agreement

This Indenture constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no general or specific warranties, representations or other agreements by or among the parties in connection with the entering into of this Indenture or the subject matter hereof except as specifically set forth herein.

1.7	Currency

Except where otherwise expressly provided, all amounts in this Indenture are stated and shall be paid in Canadian currency.

1.8	Applicable Law

This Indenture and the Warrant Certificates shall be construed in accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.	ISSUE AND TRANSFER OF WARRANTS

2.1	Issue of Warrants

There are hereby created and authorized to be issued an aggregate of 20,000,000 Warrants entitling the Warrantholders to purchase an aggregate of 8,400,000 Common Shares (plus such additional indeterminate number of Common Shares as may be issued pursuant to the adjustments referred to in Article 4 hereof), at the times and upon the terms and conditions herein set forth.

Notwithstanding any other provision in this Indenture, certificates formerly evidencing the Cambior Series C Warrants will evidence and will be deemed to evidence the Warrants issued in replacement thereof pursuant to the terms of the Agreement and the Arrangement, provided, however, that upon the transfer of certificates formerly representing Cambior Series C Warrants after the effective time of the Arrangement, the Company will issue a new Warrant Certificate representing the relevant Warrants and such certificate representing Cambior Series C Warrants will be deemed to be cancelled.

The Warrants shall not be issued to U.S. Persons or to persons within the United States, except as directed by the Company in transactions exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The Warrant Trustee understands and acknowledges that the Warrants have not and will not be registered under the U.S. Securities Act.

2.2	Form and Terms of Warrants

The Warrants shall be substantially in the form set out in Schedule A, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Trustee, prescribe, and shall be issuable in any whole number denomination. All replacements issued in accordance with this Indenture shall be dated as of the Issue Date or such other date as the Company may designate. Notwithstanding any adjustments pursuant to Article 4 hereof, all replacement Warrants shall express the number of Warrant(s) evidenced thereby and the Exercise Price thereof as if such Warrant were initially issued as of the date hereof.

One whole Warrant authorized to be issued hereunder shall entitle the holder at any time from the Issue Date and until the Time of Expiry and upon payment of the Exercise Price thereof, to purchase (subject to adjustment in accordance with Article 4) 0.42 of one Common Share.

No fractional Warrants shall be issued or otherwise provided for and a Warrantholder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. No fractional Common Shares shall be issued or otherwise provided for with regard to the exercise of Warrants and any resulting fractional Common Share shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 Common Shares shall be rounded down to the closest whole number.

The Exercise Price and the number of Common Shares which may be purchased pursuant to the Warrants shall be adjusted in the events and in the manner specified in Article 4.

Each replacement Warrant Certificate issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for the Warrants or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULES 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT OF THE COMPANY, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

2.3	Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant itself, or otherwise, shall confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions.

2.4	Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual issue date of same.

2.5	Signing of Warrant Certificates

All replacement Warrant Certificates shall be signed by any one of the officers of the Company as may delegated by the Directors from time to time. The signatures of such Officers may be mechanically or photostatically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers may no longer hold office at the date of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.6 and 2.7, be valid and binding upon the Company and the Warrantholder shall be entitled to the benefits of this Indenture.

2.6	Certification by the Warrant Trustee

Except as set forth in Section 2.1, no Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit thereof until it has been certified by manual signature by or on behalf of the Warrant Trustee substantially in the form of the certificate set out in Schedule A or in some other form approved by the Company and the Warrant Trustee, and such certification by the Warrant Trustee upon any Warrant shall be conclusive evidence as against the Company that the Warrant so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

The certification of the Warrant Trustee on any Warrant Certificate issued hereunder shall not be construed as a representation or warranty by the Warrant Trustee as to the validity of this Indenture or of the Warrants (except the due certification thereof in accordance with this Indenture) and the Warrant Trustee shall in no respect be liable or answerable for the use made of any Warrant Certificate or any of them or of the consideration therefor except as otherwise specified herein.

2.7	Issue in Substitution for Warrant Certificate Lost, etc.

In case a Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to Applicable Legislation, shall issue and thereupon the Warrant Trustee shall certify and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant, or in lieu of and in substitution for such lost, destroyed or stolen Warrant, and the substituted Warrant Certificate shall be in form approved by the Warrant Trustee and shall carry the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

The Warrantholder making an application for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Trustee in their sole discretion, acting reasonably, and such Warrantholder shall also be required to furnish an indemnity, surety bond and security in amount and form satisfactory to the Company and the Warrant Trustee each in their own discretion, acting reasonably, and shall pay the reasonable charges of the Company and the Warrant Trustee in connection herewith.

2.8	Exchange of Warrant Certificates

Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Trustee, be exchanged for another Warrant Certificate or Warrant Certificates of like tenor and entitling the holder to purchase in the aggregate the same number of Common Shares as are purchasable under the Warrant Certificate or Warrant Certificates so exchanged. Each Warrant Certificate must be in a whole number denomination.

Warrant Certificates may be exchanged only at the Warrant Trustee's principal Corporate Trust offices in the City of Toronto at 100 University Avenue, Suite 900, Toronto, Ontario, M5J 2Y1 or at any other place that is designated by the Company with the approval of the Warrant Trustee. Any Warrant tendered for exchange shall be cancelled by the Warrant Trustee.

2.9	Charges for Exchange

Except as otherwise herein provided, no fee, tax or governmental charges shall be charged to the Warrantholder requesting an exchange.

2.10	Registration and Transfer of Warrants

2.10.1	The Company will cause to be kept by the Warrant Trustee at the principal stock transfer offices of the Warrant Trustee in the City of Toronto, Ontario:

(a)
a register of holders in which shall be entered in alphabetical order the names and addresses of the Warrantholders and particulars of the Warrants held by them and the Warrant Trustee shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Warrant or Warrants pursuant to the terms of this indenture or the terms thereof; and

(b)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

2.10.2
No transfer of any Warrant will be valid unless entered on the register of transfers referred to in Subsection 2.10.1 hereof, upon surrender to the Warrant Trustee of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer substantially in the form attached hereto in Schedule A executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Trustee may prescribe, such transfer will be recorded on the register of transfers by the Warrant Trustee.

2.10.3	Warrants may not be transferred to U.S. Persons, persons in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, subject to Subsection 2.10.4.

2.10.4	Notwithstanding Subsection 2.10.3, if a Warrant Certificate tendered for transfer bears the legend set forth in Section 2.2:

(a)
the transfer may be made to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, provided that the transfer is made in accordance with the terms of such legend and provided further that the Warrant Certificate issued to such transferee shall also bear such legend; or

(b)
if the Warrants represented by such Warrant Certificate are being sold outside the United States under Rule 904 of Regulation S, the legend may be removed by the transferor providing a declaration to the Warrant Trustee to the effect set forth in Schedule B hereto. The Warrant Trustee shall be protected in acting and relying solely on the addresses provided by the transferor for these purposes.

2.10.5
The transferee of any Warrant will, after surrender to the Warrant Trustee of the Warrant Certificate evidencing such Warrant as required by Subsection 2.10.2 hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by Applicable Legislation, be entitled to be entered on the register of holders referred to in Subsection 2.10.1 hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

2.10.6
The Company will be entitled, and may direct the Warrant Trustee, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in Subsection 2.10.1 hereof, if such transfer would constitute a violation of Applicable Legislation or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Trustee is entitled to assume compliance with all Applicable Legislation unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Trustee to determine compliance of the transferee or transferor of any Warrant with Applicable Legislation.

2.10.5	If a Warrant Certificate tendered for transfer does not bear the legend set forth in Section 2.2 and if such transfer would constitute a violation of Applicable Legislation or the rules, regulations or policies of any regulatory authority having jurisdiction, the Warrant Trustee shall not register such transfer unless the transferor has provided the Warrant Trustee with the Warrant Certificate and the Transfer of Warrants form attached to the Warrant Certificate, and the offer of the securities being transferred was made to a person not in the United States and that is not a U.S. Person nor to a person for the account or benefit of a U.S. Person or a person in the United States.

The signature on the Transfer Form must be guaranteed by a Schedule A chartered bank or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed” or “Medallion Guaranteed”. Please note signature guarantees are not accepted from Treasury Branches or Credit Unions unless they are members of the Stamp Medallion Program. Please note that in the United States, signature guarantees must be done by members of the Medallion Signature Guarantee Program only.

2.11	Registers Open for Inspection

The registers referred to in Subsection 2.10.1 shall be open at all reasonable times during business hours on a Business Day for inspection by the Company, the Warrant Trustee or any Warrantholder. The Warrant Trustee shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of Warrantholders entered in the register of holders kept by the Warrant Trustee and showing the number of Common Shares which might then be acquired upon the exercise of the Warrants held by each holder.

3.	EXERCISE OF WARRANTS

3.1	Method of Exercise of Warrant Certificates

3.1.1	A Warrantholder may exercise the right to purchase Common Shares as set forth on the Warrant Certificate by surrendering, prior to the Time of Expiry, to the Warrant Trustee:

(a)	the Warrant Certificate, with a duly completed and executed subscription of Common Shares in substantially the form set out in Schedule A; and

(b)
a certified cheque, money order or bank draft, in lawful money of Canada in an amount equal to the aggregate Exercise Price for the Common Shares so subscribed, payable to or to the order of the Warrant Trustee at par in the City of Toronto, Ontario.

3.1.2
A Warrant Certificate with the duly completed and executed subscription referred to in Subsection 3.1.1, together with the payment of the aggregate Exercise Price referred to in Subsection 3.1.1, shall be deemed to be surrendered only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof at the Warrant Trustee's principal office in the City of Toronto, Ontario.

3.1.3
Any subscription referred to in Subsection 3.1.1 shall be signed by the Warrantholder and shall specify the number of Common Shares which the holder desires to purchase (being not more than those which the holder is entitled to purchase pursuant to the Warrant Certificate(s) surrendered), the person or persons in whose name or names such Common Shares are to be issued, and the mailing address for the Common Shares to be issued. If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall pay to the Company or the Warrant Trustee on behalf of the Company, all reasonable applicable transfer fees and the Company shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Company or to the Warrant Trustee on behalf of the Company the amount of such fees or shall have established to the satisfaction of the Company that such fee has been paid or that no fee is due.

3.2	Effect of Exercise of Warrants

Upon compliance by the Warrantholder with the provisions of Section 3.1, and subject to Section 3.4, the Common Shares subscribed for pursuant to the exercise of the Warrants shall be issued in accordance with the terms hereof. Such holder shall thereafter be entitled to delivery of certificate(s) evidencing the Common Shares subscribed at the address specified by the holder within five business days of exercise of the Warrants.

3.3	Subscription for Less than Entitlement; Fractions

A Warrantholder may subscribe for and purchase a number of Common Shares less than the number which the holder is entitled to purchase pursuant to the surrendered Warrant Certificate provided that, in no event shall fractional Common Shares be issued with regard to Warrants exercised. In the event of any purchase of a number of Common Shares less than the number which the holder is entitled to purchase, the Warrantholder, upon exercise thereof shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate(s) and which were not then purchased.No fractional Common Shares shall be issued or otherwise provided for with regard to the exercise of Warrants and any resulting fractional Common Share shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 Common Shares shall be rounded down to the closest whole number.

3.4	Expiration of Warrants

After the Time of Expiry, all rights under this Indenture and under any Warrant that has not been exercised shall wholly cease and terminate and the Warrant Certificate therefor shall be void and of no effect.

3.5	Cancellation of Surrendered Warrants

All Warrants surrendered to the Warrant Trustee pursuant to Sections 2.8 or 3.1 shall be cancelled by the Warrant Trustee, and, upon the request of the Company, the Warrant Trustee shall furnish the Company with a copy of the certificate identifying the Warrant Certificates so cancelled and the number of Warrants evidenced thereby.

3.6	Accounting and Recording

The Warrant Trustee shall promptly notify the Company when Warrants are exercised and forward to the Company at the times hereinafter set forth (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all money received on exercise of Warrants. The Warrant Trustee shall hold money received on the subscription of Common Shares through the exercise of Warrants and shall forward such money to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) within five Business Days from the date of receipt thereof. All such money, and any securities or other instruments, from time to time received by the Warrant Trustee shall be received in trust for, and shall be segregated and kept apart by the Warrant Trustee in trust for the Company.

The Warrant Trustee shall record the particulars of the Warrants exercised which shall include the names and addresses of the persons who have subscribed for Common Shares, the number of Common Shares subscribed for upon such exercise, the Exercise Date and the Exercise Price. Upon request of the Company, the Warrant Trustee shall provide within five Business Days such particulars in writing to the Company.

4.	ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE

4.1	Adjustment of Subscription Rights

The number of Common Shares to which the Warrantholders are entitled upon exercise of the Warrants shall be subject to adjustment from time to time as follows:

4.1.1	if and whenever at any time from the date hereof and prior to the Time of Expiry, the Company:

(i)	subdivides its outstanding Common Shares into a greater number of Common Shares; or

(ii)	consolidates its outstanding Common Shares into a smaller number of Common Shares;

(iii)	fix a record date for the issuance of Common Shares or securities convertible into Common Shares by way of stock dividend or other distribution (other than a distribution in the ordinary course);

the number of Common Shares obtainable upon the exercise of each Warrant shall be adjusted, at no cost to any Warrantholder, immediately after the effective date of such subdivision or consolidation by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by the fraction of which:

-	the numerator shall be the total number of Common Shares outstanding immediately after such date, and

-	the denominator shall be the total number of Common Shares outstanding immediately prior to such date,

and such adjustment shall be made successively whenever any event referred to in this Subsection 4.1.1 shall occur (and all adjustments in this Subsection 4.1.1 are cumulative), any such issuance of Common Shares by way of stock dividend shall be deemed to have been made on the record date for such stock dividend;

4.1.3
if and whenever at any time from the date hereof and ending at the Expiry Date, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling the holders thereof, within a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, then the Share Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Share Rate in effect on such record date by a fraction, of which the denominator shall be the total number of Common Shares outstanding on such record date plus the number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the numerator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Subsection 4.1.2 are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Share Rate will then be readjusted to the Share Rate which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be;

4.1.3
if and whenever at any time from the date hereof and prior to the Time of Expiry, the Company issues or distributes to the holders of all or substantially all of the Company's outstanding Common Shares any securities of the Company including rights, options or warrants to acquire Common Shares of the Company or securities convertible into or exchangeable for Common Shares of the Company or property or assets including evidences of indebtedness, a Warrantholder who thereafter shall exercise his right to subscribe for Common Shares and thereunder shall be entitled to receive, at no cost to such holder, and shall accept for the same aggregate consideration, in addition to the Common Shares which he was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which such holder would have been entitled to receive as a result of such issue or distribution as if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon such exercise;

4.1.4
if and whenever at any time from the date hereof and ending at the Expiry Date, there is (A) any reclassification of or amendment to the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Company (other than as described above), (B) any consolidation, amalgamation, arrangement, merger or other form of business combination of the Company with or into any other company resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Company, or (C) any sale, lease, exchange or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company or entity, then, in each such event, each holder of any Warrant which is thereafter exercised will be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities or property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, such holder had been the registered holder of the number of Common Shares to which such holder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this subsection will thereafter correspondingly be made applicable, as nearly as may reasonably be, in the relation to any shares or other securities or property thereafter deliverable upon the exercise of any Warrant. Any such adjustments will be made by and set forth in an indenture supplemental hereto approved by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment;

4.1.5
appropriate adjustments shall be made as a result of any such subdivision, consolidation, issue or distribution to the rights and interests of Warrantholders thereafter so that the provisions of this article shall thereafter apply correspondingly to any Common Shares, other securities or other property thereafter deliverable upon the exercise of any Warrant and any such adjustments shall be made by and set forth in an agreement supplemental hereto approved by the Directors and the Warrant Trustee and shall for all purposes be conclusively deemed to be an appropriate adjustment;

4.1.6
in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to a Warrantholder exercising his subscription rights after such record date the additional Common Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares, other securities or property, as the case may be, upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares, other securities or property, as the case may be, declared in favour of holders of record of Common Shares, other securities or property, as the case may be, on and after the date of exercise or such later date as such holder would but for the provisions of this Subsection 4.1.6, have become the holder of record of such additional Common Shares, other securities or property, as the case may be, pursuant to the due exercise of the Warrants held by such holder;

4.1.7
all Common Shares or other securities or property which a Warrantholder is at that time entitled to receive on the full exercise of his Warrant, whether or not as a result of adjustments made pursuant to this Section 4.1 shall, for the purposes of interpreting this Indenture, be deemed to be Common Shares which such Warrantholder is entitled to acquire pursuant to the exercise of such Warrant;

4.1.8
notwithstanding anything in this Section 4.1 to the contrary, no adjustment shall be made in the subscription rights attached to the Warrants if the issue of Common Shares is being made pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company or persons who provide on-going services to the Company or any other currently existing obligation of the Company; and

4.1.9
in the event of any question arising with respect to the adjustments provided for in this Section 4.1 such question shall be conclusively determined by a firm of independent chartered accountants appointed by the Company (which may be the Company's auditors). Such accountants shall have access to all necessary records of the Company, and such determination shall be binding upon the Company, the Warrant Trustee, all Warrantholders and all other persons interested therein. In the event that any such determination is made, the Company shall deliver a certificate to the Warrant Trustee describing such determination;

subject to the prior written consent of the Toronto Stock Exchange, if necessary, and adjustment to the number of Common Shares issuable upon the exercise of the Warrants, as set forth herein, shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (i) the numerator of which shall be the Share Rate prior to the adjustment; and (ii) the denominator of which shall be the Share Rate after the adjustment; provided that no adjustment will be required if the Warrantholder is otherwise entitled to participate in the event which triggers the adjustment pursuant to this Section 4.1 on the same basis as such Warrantholder would have been entitled had he exercised his Warrants and subscribed for Common Shares immediately prior to such event. Any participation of a Warrantholder in a distribution, dividends, or other operations referred to in section 4.1 is subject to the prior approval of the Toronto Stock Exchange.

4.2	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the subscription rights arising pursuant to the exercise of any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company shall have allotted and reserved for issue in its authorized capital and enabling the Company to validly and legally issue as fully paid and non-assessable, such number of Common Shares and validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of Warrants, in accordance with the provisions hereof.

4.3	Certificate of Adjustment

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1 hereof, deliver a certificate of the Company to the Warrant Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by the Company's auditors, upon whose verification the Warrant Trustee shall be entitled to act and rely. When so verified, the Company shall, except in respect of any subdivision or consolidation of the Common Shares, forthwith give written notice to the Warrantholders specifying the event requiring such adjustment or readjustment and the results thereof; provided that if the Company has already given the required notices under Section 4.5 hereof covering all the relevant facts in respect of such event and if the Warrant Trustee consents in writing, no further notice need be given under this Section 4.3.

4.4	Adjustment Rules

The adjustments provided for in this Article 4 are cumulative and shall apply (without duplication) to successive actions requiring an adjustment under the provisions of Section 4.1; provided that, notwithstanding any other provision of this Article 4, no adjustment shall be made in the number of Common Shares which may be subscribed for on the exercise of a Warrant unless it would change the exercise price by at least 1% or the number of Shares purchasable upon exercise by at least one-hundredth of a Share (provided, however, that any adjustments which by reason of this Section 4.4 are not required to be made shall be carried forward and taken into account in any subsequent adjustment).

In the event that the Company after the date of this Indenture shall take any action affecting the Common Shares other than action described in this Article 4, the Directors may, but shall not be required to, make any other adjustments to the number of Common Shares which may be acquired upon exercise of the Warrants, to the extent, if any, the Board of Directors of the Company deems appropriate, provided that no such adjustment shall be made unless prior approval of any stock exchange on which the Common Shares are then listed for trading, if required, has been obtained.

4.5	Notice of Special Matters

The Company covenants with the Warrant Trustee that so long as any Warrant remains outstanding it will give at least 21 days' prior written notice in the manner provided for in Article 10 to the Warrant Trustee and Warrantholders of any event which requires an adjustment to the subscription rights attaching to any of the Warrants pursuant to this Article 4. The Company covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in this Article 4. The Company further covenants and agrees that it shall promptly as soon as the adjustment calculations are reasonably determinable, file a Certificate of the Company with the Warrant Trustee and direct the Warrant Trustee to send a copy of such certificate to the Warrantholders showing how such adjustment shall be computed.

4.6	No Action After Notice

The Company covenants with the Warrant Trustee that it will not close its transfer books or take any other corporate action which might deprive the Warrantholder of the opportunity of exercising his subscription right pursuant thereto during the period of 30 days after the giving of the notice set forth in Sections 4.3 and 4.5 hereof.

4.7	Protection of Warrant Trustee

Except as provided in Section 9.3 hereof, the Warrant Trustee, unless it has been negligent or acted with wilful misconduct or fraudulently;

(a)
shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1 hereof, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the subscription rights attaching to any Warrant;

(c)
shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares, or certificates therefor upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d)
shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

5.	COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1	General Covenants, Representations and Warranties

The Company represents, warrants, covenants and agrees as follows with the Warrant Trustee for the benefit of the Warrant Trustee and the Warrantholders that so long as any Warrants remain outstanding and may be exercised for Common Shares.

5.1.1
To Issue Warrants and to Reserve Common Shares: That it is duly authorized to create and issue the Warrants and that the Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against the Company and that, subject to the provisions of this Indenture, the Company will cause a sufficient number of Common Shares from time to time to be issuable under this Indenture and the certificates representing such Common Shares be duly issued and delivered in accordance with instructions on the Warrant Certificates and the terms hereof. At all times prior to and including the Time of Expiry, while any of the Warrants are also outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligation to issue Common Shares in respect of the exercise of all Warrants outstanding.

5.1.2
Warrant Trustee's Remuneration and Expenses: The Company will pay to the Warrant Trustee from time to time reasonable remuneration for its services hereunder and will, upon the Warrant Trustee's request, pay to or reimburse the Warrant Trustee for all reasonable expenses, disbursements and advances made or incurred by the Warrant Trustee in the administration or execution of the trust hereof (including the compensation and disbursements of its counsel and other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Trustee hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from negligence, wilful misconduct or bad faith of the Warrant Trustee.

Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Trustee against unpaid invoices and shall be payable upon demand. This Section shall survive the termination of this Agreement and the removal or resignation of the Warrant Trustee.

5.1.3
To Execute Further Assurance: That it will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Trustee may reasonably require for the better accomplishing and effecting the intentions and provisions of this Indenture.

5.1.4
Performance of Covenants by Warrant Trustee: That, if the Company shall fail to perform any of its covenants contained in this Indenture, the Warrant Trustee may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but, subject to Section 9.3 hereof, the Warrant Trustee shall be under no obligation to do so or to notify the Warrantholders. All sums reasonably expended or advanced by the Warrant Trustee in performance of its rights provided for in this subsection shall be repayable as provided in Subsection 5.1.2. No such performance, expenditure or advance by the Warrant Trustee shall be deemed to relieve the Company of any default hereunder.

The Company will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving the Common Shares upon such exercise.

5.1.5	Performance of Agreement: It will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture.

5.1.5
To Maintain Stock Exchange Listing: That it will arrange for the listing of the Warrants and of the Common Shares to be issued pursuant to the exercise of the Warrants on the Toronto Stock Exchange and ensure that Common Shares of the Company remain thereafter listed and posted for trading on the facilities of the Toronto Stock Exchange.

5.1.7
To Carry on Business: That subject to the express provisions hereof, it will at all times maintain its corporate existence, carry on and conduct and will cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted, keep or cause to be kept proper books of account in accordance with generally accepted accounting principles, and will furnish the Warrant Trustee and Warrantholders with such information as may reasonably be required, provided, however, that the Company may cease to operate or may dispose of any business, premises, property or operation if in the opinion of the Board of Directors of the Company, it would be advisable and in the best interests of the Company, to do so; and subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to compliance with the provisions of Article 4 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or the abandonment of any rights and franchises of the Company if, in the opinion of the Board of Directors of the Company, it would be advisable and in the best interests of the Company to do so.

5.1.8
Reporting Issuer: The Company is presently a reporting issuer in the Canadian Jurisdictions. The Company covenants and agrees to ensure that it remains a reporting issuer in good standing under the securities legislation of the Canadian Jurisdictions and shall make all requisite filings under the Applicable Legislation and the regulations of the Toronto Stock Exchange.

5.1.9
No Conflict: The creation and issue of the Warrants do not and will not result in a breach by the Company of, and do not and will not create a state of facts which after notice or lapse of time, or both, will result in a breach by the Company of, any applicable laws, and do not and will not conflict with any of the terms, conditions or provisions of the articles of the Company or the by-laws or resolutions of the Company or any trust indenture, loan, agreement or any other agreement to which the Company is a party or by which it is contractually bound on the date hereof.

5.2	Securities Qualification Requirements

If, in the opinion of Counsel, any instrument is required to be filed with or any permission, order or ruling is required to be obtained from any securities regulatory authority or any other actions required under any Applicable Legislation in which Warrantholders reside prior to the issue of any Common Shares or any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions at its expense, as is required or appropriate in the circumstances.

The Company will give written notice of the issue of the Common Shares, in such detail as may be required, to the Toronto Stock Exchange and to the securities regulatory authorities in the provinces in which the Company is a reporting issuer if there is therein any legislation, ruling or order requiring the giving of any such notice.

6.	ENFORCEMENT

6.1	Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrants or of the Indenture, or of both, may be enforced by the Warrantholders by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrant Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

6.2	Warrant Trustee may Institute all Proceedings

The Warrant Trustee shall also have the power at any time from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

7.	MEETING OF WARRANTHOLDERS

7.1	Right to Convene Meetings

At any time and from time to time a meeting of Warrantholders may be convened by the Warrant Trustee or the Company or by the Warrantholders holding not less than ten percent (10%) of the aggregate number of Warrants then outstanding, who shall deliver to the Warrant Trustee a requisition signed by such holders, and the Warrant Trustee, upon receipt of reasonable funding and indemnity from the Company or by Warrantholders signing the request, shall then be bound to convene a meeting of Warrantholders. In the event that the Warrant Trustee fails to convene the meeting within 15 days after receipt of funding and indemnity and after being duly required to do so, Warrantholders holding no less than ten (10%) of the aggregate number of Warrants then outstanding may themselves convene a meeting, the notice of which shall be signed by any person as such Warrantholders may specify, provided that every such meeting shall be held in the City of Toronto or such other place as the Warrant Trustee may approve and the Warrant Trustee and the Company shall receive notice of such meeting, as provided in Section 7.2 hereof

7.2	Notice

At least 14 days prior notice of a meeting of Warrantholders shall be given to all Warrantholders in accordance with Article 10 hereof, the Warrant Trustee and the Company, and the notice shall state the time, place and in general terms the nature of the business to be transacted but it shall not be necessary to specify the text of the resolutions to be considered. It shall not be necessary to specify the nature of business to be transacted at an adjourned meeting.

7.3	Chairman

The chairman of the meeting of Warrantholders shall be designated in writing by the Warrant Trustee and need not be a Warrantholder. If no person is so designated or if the person so designated is not present within 25 minutes after the time fixed for the holding of a meeting, the Warrantholders and proxyholders for Warrantholders present at the meeting shall appoint one of them as chairman. If the chairman is a Warrantholder or a proxy of a Warrantholder, the chairman shall be entitled to vote at the meeting.

7.4	Quorum

A quorum consists of those Warrantholders, whether present or represented by proxy, holding not less than twenty percent (20%) of the aggregate number of Warrants then outstanding. If at a meeting, a quorum is not present or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if called by or upon the requisition of Warrantholders shall be dissolved, but in any other case after the appointment of a chairman, the meeting shall stand adjourned to such day being not less than five Business Days later and to such place and time as may be decided by the chairman of the meeting. At the adjourned meeting, those persons present in person and owning Warrants or representing Warrantholders by proxy shall, in any event, constitute a quorum for the transaction of business for which the original meeting was convened, notwithstanding that they may not hold at least twenty percent (20%) of the then outstanding Warrants.

7.5	Show of Hands

Subject to Section 7.6 hereof, every question submitted to a meeting, except one requiring a Special Resolution, shall be decided in the first instance by simple majority on a show of hands, the outcome of which will be declared by the chairman.

7.6	Poll and Voting

A poll shall be taken when requested by a Warrantholder acting in person or by proxy and, when demanded on the election of a chairman or on the question of adjournment, it shall be taken forthwith. If demanded on any other question or on a Special Resolution, a poll shall be taken in such manner and either at once or after an adjournment as the chairman may direct. The result of a poll shall be the decision of the meeting at which the poll was demanded. On a poll vote, each Warrantholder acting in person or by proxy shall have one vote for each Warrant which he holds or represents. Votes may be given in person or by proxy and the proxyholder need not be a Warrantholder. The chairman of any meeting shall be entitled to vote in respect of any Warrants and proxies held by him.

7.7	Regulations

The Warrant Trustee, or the Company with the approval of the Warrant Trustee, may from time to time make and from time to time amend such regulations not contrary to the provisions of this Indenture as it shall think fit providing for and governing:

(a)	the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at a meeting;

(b)	voting by proxy, the form of instrument appointing proxyholders, the manner in which proxies are to be executed and the production of the authority of any persons signing on behalf of a Warrantholder;

(c)
the lodging of and means of forwarding the instruments appointing proxyholders and the time before the holding of a meeting or adjourned meeting by which the instruments appointing proxyholders are to be deposited; and

(d)	any other matter relating to the conduct of meetings of Warrantholders.

Any regulations so made shall be binding and effective on the holders and votes given in accordance therewith shall be valid and counted. The Warrant Trustee may permit Warrantholders to provide proof of ownership of the Warrants in such manner as the Warrant Trustee may approve. Save as aforesaid, the only persons who shall be recognized at any meeting as Warrantholders or entitled to vote or, except as provided in Section 7.12 hereof, be present at the meeting in respect thereof shall be persons who hold Warrants or are duly appointed proxyholders for registered holders of Warrants.

7.8	Minutes

Minutes of all resolutions adopted and proceedings taken at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Warrant Trustee at the expense of the Company and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings taken, or by the chairman of the next succeeding meeting of Warrantholders, shall be prima facie evidence of the matters therein stated and until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken to have been duly passed and taken.

7.9	Powers Exercisable by Special Resolution

The Warrantholders shall have the power from time to time by Special Resolution and subject to the necessary approvals of the Toronto Stock Exchange:

(a)
to agree to or sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Warrantholders or the Warrant Trustee in its capacity as trustee hereunder (subject to the consent of the Warrant Trustee) or on behalf of Warrantholders against the Company which shall be agreed to by the Company whether such rights arise under this Indenture or under the Warrants or otherwise;

(b)
to assent to any change in or omission from the provisions contained in the Warrants and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Company and to authorize the Warrant Trustee to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(c)	with the consent of the Company, to remove the Warrant Trustee or its successor in office and to appoint a new trustee or trustees to take the place of the Warrant Trustee so removed;

(d)
to require, direct or authorize the Warrant Trustee to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such Special Resolution or to refrain from enforcing any such covenant or right upon the Warrant Trustee being furnished with an indemnity, as it may in its discretion determine;

(e)
to restrain any Warrantholder from instituting or continuing any suit or proceedings against the Company for the enforcement of the covenants on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders by the Warrants and this Indenture;

(f)
to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)
to waive, authorize and direct the Warrant Trustee to waive any default on the part of the Company in complying with any of the provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such Special Resolution;

(h)
to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or unsecured, and with holders of any shares or other securities of the Company; and

(i)	to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Warrantholders.

A Special Resolution of the Warrantholders is binding upon all the Warrantholders whether present or not present at the meeting at which the Special Resolution was adopted or whether or not assented to in writing and each Warrantholder and the Warrant Trustee shall be bound to give effect to the Special Resolution to the extent that the Special Resolution applies to such party.

7.10	Meaning of Special Resolution

The expression "Special Resolution" when used in this Indenture means a resolution proposed to be adopted as a Special Resolution at a meeting of Warrantholders duly convened for the purpose and held in accordance with the provisions of this Article 7 and attended by Warrantholders holding not less than fifty-one percent (51%) of the Warrants outstanding and adopted by not less than sixty-six and two-thirds percent (66 2/3%) of the votes cast upon such resolution.

If, at any meeting called for the purpose of adopting a Special Resolution, Warrantholders holding at least fifty-one percent (51%) of the aggregate number of Warrants are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting if convened by Warrantholders or on a Warrantholders' request, shall be dissolved; but in any other case it shall be adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be decided by the chairman. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall indicate that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally convened or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and adopted by the requisite vote as provided in this Section 7.10 shall be a Special Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least fifty-one percent (51%) of the aggregate number of Warrants outstanding are not present in person or represented by proxy at such adjourned meeting.

Subject to Section 7.13 hereof, votes on a Special Resolution shall always be given on a poll.

7.11	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders pursuant to a Special Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise the same or any other such power or powers or combination of powers then or thereafter from time to time.

7.12	Company, Warrantholders and Warrant Trustee may be Represented

The Company and the Warrant Trustee, by their respective employees, officers and directors, and the legal and financial advisers and auditors of the Company and the Warrant Trustee may attend any meeting of the Warrantholders, but they shall have no vote as such. In addition, any Warrantholder is entitled to have his legal or financial advisers present at any such meeting, but they shall have no vote as such.

7.13	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting as hereinbefore in this Article provided may also be taken and exercised by holders of not less than sixty-six and two-thirds percent (66 2/3%) of the aggregate number of Warrants then outstanding by an instrument in writing signed in one or more counterparts by such holders and the expression "Special Resolution" when used in this Indenture shall include an instrument so signed.

7.14	Binding Effect of Resolutions

Every resolution and every Special Resolution adopted in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present or represented by proxy at, or absent from such meeting, and every Special Resolution signed by Warrantholders in accordance with Section 7.13 shall be binding upon all the Warrantholders, whether signatories thereto or not and each and every Warrantholder and the Warrant Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and Special Resolution. In the case of a Special Resolution in writing, the Warrant Trustee shall give notice in the manner contemplated in Article 10 of the effect of the Special Resolution in writing to all Warrantholders and the Company as soon as it is reasonably practicable.

7.15	Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Warrantholders holding a sufficient number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Special Resolution or other action under this Indenture, Warrants owned legally or beneficially by the Company shall be disregarded. The Company shall provide, upon written request, a certificate to the Warrant Trustee stating the exact registrations and denomination of any Warrants owned by the Company or any of its affiliates or associates (as such terms are defined in the Canada Business Corporations Act).

8.	SUPPLEMENTAL INDENTURES

8.1	Provision for Supplemental Amendments for Certain Purposes

From time to time the Company and the Warrant Trustee may, subject to the provisions hereof, and they shall, when so required by any provision of this Indenture (other than this Section 8.1) and subject to the approval of the Toronto Stock Exchange, execute and deliver by their proper officers, deeds, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)
adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not, in the opinion of the Warrant Trustee acting on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(b)	giving effect to any Special Resolution passed as provided in Article 7 hereof;

(c)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants or the Common Shares upon the exercise thereof on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Trustee acting on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(d)
making any modification in the form of the Warrant Certificate which does not affect the substance of the Warrants provided that, in the opinion of the Warrant Trustee, the rights of the Warrant Trustee and in the opinion of the Warrant Trustee acting on advice of counsel, the interests of the Warrantholders are in no way prejudiced thereby;

(e)
evidencing any succession, or successive successions, of other bodies corporate to the Company and the assumption by any successor of the covenants of the Company herein and in the Warrant Certificates contained as provided hereafter in this Article 8; and

(f)
for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Warrant Trustee, the rights of the Warrant Trustee and in the opinion of the Warrant Trustee acting on advice of counsel, the interests of the Warrantholders are in no way prejudiced thereby; and

(g)	setting forth any adjustments resulting from the application of provisions of Article 4.

8.2	Company may Consolidate etc. on Certain Terms

Subject to Section 4.1, nothing in this Indenture shall prevent any consolidation, reorganization, arrangement, amalgamation or merger of the Company with or into any other body corporate, or bodies corporate, or person, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate or person lawfully entitled to acquire and operate the same, provided, however, that the body corporate or person formed by such consolidation or amalgamation or arrangement or into which such merger shall have been made or the person which acquires by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety shall execute and deliver to the Warrant Trustee prior to or contemporaneously with such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer, and as a condition precedent thereto an agreement supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company shall be assumed by such body corporate or person on terms and conditions not adverse to the Warrantholders. The Warrant Trustee shall be entitled to receive and shall be fully protected in acting and relying upon an opinion of Counsel and such other advisors as they deem necessary that any such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and any supplemental agreement executed in connection therewith, complies with the provisions of this Section 8.2.

8.3	Successor Body Corporate Substituted

In case the Company, pursuant to Section 8.2 hereof, shall be consolidated, amalgamated, reorganized, arranged or merged with or into any other body corporate, bodies corporate or person or shall convey or transfer all or substantially all of the properties and assets of the Company as an entirety to another body corporate or person, the successor body corporate or person formed by such consolidation, reorganization, arrangement or amalgamation or into which the Company shall have been merged or which shall have received a conveyance or transfer as aforesaid shall succeed to and be substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been an original party to this Agreement. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, reorganization, amalgamation, merger, conveyance or transfer and as may be necessary to ensure that the Warrantholders are not adversely affected by such consolidation, reorganization, amalgamation, merger, conveyance or transfer.

9.	CONCERNING THE WARRANT TRUSTEE

9.1	Conflict of Interest

The Warrant Trustee represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists in the Warrant Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its trusts hereunder to a successor trustee approved by the Company. If any such material conflict of interests exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

9.2	Replacement of the Warrant Trustee

The Warrant Trustee may resign its duties and be discharged from all further duties and liabilities hereunder after giving 60 days notice in writing to the Company, provided that such shorter notice may be given as the Company shall accept as sufficient. In the event of the office of the Warrant Trustee becoming vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a new trustee in place of the Warrant Trustee vacating office. If the Company makes default for a period of 10 Business Days in making such appointment, then any Warrantholder or the retiring or former Warrant Trustee at the expense of the Company may apply to a judge of the Superior Court for the district of Toronto for the appointment of a new trustee after such notification to the holders of the then outstanding Warrants and to the Company as such judge may order. Upon appointment, the successor trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Trustee without any further assurance, conveyance, act or deed; but if for any reason it becomes necessary or expedient to execute any further deed or assurance the same shall be done at the expense of the Company and may and shall be legally and validly executed by the former Warrant Trustee. Upon the appointment of a successor trustee, the Company shall promptly notify the Warrantholders thereof in writing. Any company resulting from a merger, consolidation or amalgamation to which the Warrant Trustee for the time being is a party shall be the successor trustee under this Indenture without any further act.

9.3	Duty of Warrant Trustee

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Trustee will act honestly and in good faith with a view to the best interests of the Warrantholders, and will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

No provision of this Indenture will be construed to relieve the Warrant Trustee from liability for its own negligent act, negligent failure to act, willful misconduct or bad faith.

The obligation of the Warrant Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Trustee or the Warrantholders shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Warrant Trustee to protect and hold harmless the Warrant Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Trustee to risk or expend its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

The Warrant Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Trustee the Warrants held by them, for which Warrants the Warrant Trustee shall issue receipts.

The Warrant Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Trustee and in the absence of any such notice the Warrant Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Warrant Trustee to determine whether or not the Warrant Trustee shall take action with respect to any default.

Every provision in this Indenture that relieves the Warrant Trustee of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section and of Section 9.4.

9.4	Evidence, Experts and Advisers

In addition to the reports, certificates, opinions and evidence required by this Indenture, the Company, shall furnish to the Warrant Trustee such additional evidence of compliance with any provision hereof, and in such form as the Warrant Trustee may reasonably require by written notice to the Company.

In the exercise of its rights and duties hereunder, the Warrant Trustee may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents or orders of the Company, as the case may be, on certificates of the Company, as the case may be, or other evidence furnished to the Warrant Trustee pursuant to any provision hereof or pursuant to a request of the Warrant Trustee, provided that such evidence complies with applicable legislation and that the Warrant Trustee examines the same and determines that such evidence complied with the applicable requirements of this Indenture.

Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Trustee may consider adequate.

The Warrant Trustee may employ or retain such Counsel, accountants, appraisers, engineers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties and administering the trust hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers, any remuneration so paid by the Warrant Trustee shall be repaid by the Company in accordance with Section 5.1.2.

The Warrant Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained by any counsel, accountant, appraiser, engineer or any other expert or adviser, whether retained or employed by the Company or by the Warrant Trustee in relation to any matter arising in the administration of the trusts hereunder.

The Warrant Trustee may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

9.5	Documents, Monies etc., Held by Warrant Trustee

The Warrant Trustee may retain any cash balance held in connection with this Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its affiliates; but the Warrant Trustee and its affiliates shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Warrant Trustee or its affiliates.

For the purpose of this Section 9.5, “affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario).

9.6	Warrant Trustee not Required to Give Security nor Advance its own Funds

The Warrant Trustee shall not be required to give security for its conduct or administration of the trusts hereof and shall not be responsible for the acts, omissions, defaults, errors or failures of any agents whom it may reasonably employ in the exercise of the powers conferred upon it hereby, nor for any loss occasioned by its own acts, omissions or defaults unless such acts, omissions or defaults constitute a wilful misconduct, gross negligence or fraud or a wilful or negligent breach of trust. The Warrant Trustee shall never be obliged to advance its own funds.

9.7	Warrant Trustee not Ordinarily Bound

Subject to Sections 7.1 and 7.9 hereof, the Warrant Trustee shall not be bound to do or to take any act for the enforcement of any of the obligations of the Company under this Indenture unless and until it is required to do so by an instrument in writing signed by the holders representing not less than twenty-five percent (25%) of the aggregate number of Warrants then outstanding. The Warrant Trustee may, before taking the action, require the Warrantholders at whose instance the action is required to deposit with the Warrant Trustee the Warrants held by them for which the Warrant Trustee shall issue receipts. The obligation of the Warrant Trustee to commence or continue any act, action or proceeding shall be conditional upon such Warrantholders furnishing, when required in writing so to do by the Warrant Trustee, funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Trustee to protect and hold harmless the Warrant Trustee against any loss, damage or liability by reason thereof.

9.8	Warrant Trustee may Rely on Certificates

Whenever in the administration of the trusts of this Indenture the Warrant Trustee shall deem it necessary or desirable that any matter be proved or established by the Company prior to taking or suffering any action to be taken hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate or instrument signed by any of the President, a Vice President or the Secretary of the Company and delivered to the Warrant Trustee and such certificate or instrument shall be full authority to the Warrant Trustee for any action taken or suffered by it under the provisions of this Indenture on the faith thereof; provided in its reasonable discretion the Warrant Trustee may in lieu thereof accept other evidence of such fact or matter or may require such further or additional evidence as to it may seem reasonable.

9.9	Recitals or Statements of Fact Made by the Company

Subject to the provisions hereof, the Warrant Trustee shall not be liable for, or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates or be required to verify the same but all such statements and recitals are and shall be deemed to have been made by the Company only.

9.10	Warrant Trustee's Liability

The Warrant Trustee shall not be liable or accountable for any loss or damage whatsoever to any person caused by the performance or failure to perform by it of its responsibilities under this Indenture save only to the extent that such loss or damage is attributable to the gross negligence, wilful misconduct or fraud of the Warrant Trustee. The Warrant Trustee shall not be responsible for any misconduct on the part of any barrister, solicitor, attorney, banker, receiver, agent or other person appointed with due care by it hereunder, or bound to supervise the proceedings of any such appointee.

9.11	Indemnity

Subject to Section 9.3, if the Warrant Trustee has acted in good faith and without wilful misconduct, gross negligence or fraud, the Company assumes full responsibility and shall indemnify the Warrant Trustee, its officers, directors and employees and save them harmless from and against any and all actions and suits and from and against any and all losses, damages, costs, charges, payments, expenses and liabilities arising directly or indirectly out of its relationship to the Company. The Warrant Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Trustee with satisfactory funding and indemnity against such expense or liability. This indemnity shall survive the resignation or removal of the Warrant Trustee or the termination of the trusts hereunder.

The Warrant Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Trustee and in the absence of any such notice the Warrant Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Warrant Trustee to determine whether or not the Warrant Trustee shall take action with respect to any default.

9.12	No Representation as to Validity

The Warrant Trustee shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof or in respect of the validity or the execution of any Warrant Certificate issued hereunder; nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any Warrant Certificate; nor shall it, by any act hereunder, be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant Certificate or as to whether any Common Shares will, when issued, be duly authorized or be validly issued and fully paid and non-assessable, it being hereby agreed and declared that as to all the matters and things referred to in this Section 9.11, the duty and responsibility shall rest upon the Company and not upon the Warrant Trustee and the failure of the Company to discharge any such duty and responsibility shall not in any way render the Warrant Trustee liable or place upon it any duty or responsibility for breach of which it would be liable.

9.13	Acceptance of Duties

The Warrant Trustee hereby accepts the duties of this Indenture, agrees to perform the same upon the terms and conditions herein set forth or referred to and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become Warrantholders from time to time issued pursuant to this Indenture, unless and until discharged therefrom by resignation or in some other lawful manner.

9.14	Contracting with the Company

The Warrant Trustee may contract with the Company and deal with the Warrants constituted hereunder without being accountable for profits arising therefrom.

9.15	Warrant Trustee's Authority to Carry on Business

The Warrant Trustee represents to the Company that as at the date hereof it is authorized to carry on the business of a trust company in the Province of Ontario. If, notwithstanding the provisions of this Section 9.15, it ceases to be authorized to carry on such business in such province, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event provided that the Warrant Trustee shall, within 30 days after ceasing to be authorized to carry on such business in such province, either become so authorized or resign in the manner and with the effects specified in Section 9.2 hereof.

9.16	Warrant Trustee not Required to Give Security

The Warrant Trustee will not be required to give any bond or security in respect of the execution of the trusts and powers on this Indenture or otherwise in respect of the premises.

9.17	Warrant Trustee not Appointed Receiver

The Warrant Trustee and any person related to the Warrant Trustee will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

9.18	Counsel Fees Need not be Taxed

Whenever the Warrant Trustee is authorized under this Indenture to employ Counsel, the costs of such Counsel need not be taxed unless the Warrant Trustee or the Company shall deem it necessary to tax the same, but may be fixed by the Warrant Trustee and paid as a lump sum. No costs paid in good faith by the Warrant Trustee under the provisions of this shall be disallowed in the talking of any accounts by reason only of the fact that such costs are greater than they might have been if taxed or by reason of their not have been taxed, but such costs so paid by the Warrant Trustee shall be allowed and paid to the Warrant Trustee.

9.19	Copies of Information

A Warrantholder shall be entitled to obtain from the Warrant Trustee, on request and upon payment of a reasonable copying charge therefor, a copy of all written information in the possession of the Warrant Trustee which relates to this Indenture or to matters directly pertaining to this Indenture.

9.20	Warrants Owned by the Company or its Subsidiaries - Certificates to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Company or any subsidiary of the Company or any other affiliate or associate of the Company, the Company shall provide to the Warrant Trustee, upon request, a certificate of the Company setting forth as at the date of such certificate:

(a)
the names (other than the name of the Company) of the registered Warrantholders of which, to the knowledge of the Company, are owned by or held for the account of the Company or any subsidiary of the Company or any other affiliate or associate of the Company; and

(b)	the number of Warrants owned legally and beneficially by the Company or any subsidiary of the Company or any other affiliate or associate of the Company;

and the Warrant Trustee in making the determination in shall be entitled to act and rely on such certificate.

10.	GENERAL

10.1	Notice to the Company and the Warrant Trustee

10.1.1
Unless herein otherwise expressly provided, any notice to be given hereunder to the Company and the Warrant Trustee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid:

if to the Company:

IAMGOLD Corporation
220 Bay Street
5th Floor
Toronto, ON M5J 2W4

Attention: Corporate Secretary

if to the Warrant Trustee:

Computershare Trust Company of Canada
100 University Avenue
Suite 900
Toronto, Ontario.
M5J 2Y1

Telecopier: (416) 981-9777

Attention: Manager, Corporate Trust

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

10.1.2
The Company or the Warrant Trustee, as the case may be, may from time to time notify the other in the manner provided in Subsection 10.1.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Trustee, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to Subsection 10.2 shall be available for inspection by Warrantholders during normal business hours at the principal office of the Warrant Trustee in the City of Toronto, Ontario.

10.1.3
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Trustee or the Company hereunder could reasonably be considered unlikely to reach its destination, each notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in Subsection 10.1, by cable, telegram, telex or other means of prepaid, transmitted and recorded communication.

10.2	Notice to Warrantholders

Any notice or communication required or permitted to be given to Warrantholders under the provisions of this Agreement shall be valid and effective if delivered to such holders at their post office addresses appearing on the register to be kept by the Warrant Trustee or sent by telecopier (and a copy by regular mail) or other means of prepaid transmitted or recorded communication to such address, or subject to the provisions of Subsection 10.1.3 hereof, if mailed by prepaid registered mail addressed to such holders at their post office addresses appearing on the register to be kept by the Warrant Trustee. Any notice to a Warrantholder as aforesaid shall be deemed to have been effectively given on the earlier of:

10.2.1	the date of delivery, if delivered during normal business hours (and, if not, on the next following Business Day);

10.2.2	the Business Day immediately following the day of sending, if sent by telecopier (with receipt confirmed), or

10.2.3	on the fifth Business Day after effectual posting in Canada.

10.3	Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. The Company and the Warrant Trustee will be entitled to rely upon delivery by facsimile machine of an executed copy of this Agreement and acceptance of the Company of such facsimile copy will be legally effective to create a valid and binding agreement between the Warrant Trustee and the Company in accordance with the terms hereof.

10.4	Satisfaction and Discharge of Indenture

Upon the earlier of (a) the date by which there shall have been delivered to the Warrant Trustee for exercise or destruction all Warrant Certificates theretofore certified hereunder or (b) the Time of Expiry, this Indenture shall cease to be of further effect, except any provisions in this Indenture indemnifying the Warrant Trustee, and the Warrant Trustee, on demand of and at the cost and expense of the Company and upon the delivery to the Warrant Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

10.5	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrant Certificates, express or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provisions herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.	POWER OF THE BOARD OF DIRECTORS

In this Indenture, wherever the Company is required or empowered to exercise any acts, all such acts may be exercised by the Directors or by those officers of the Company authorized to exercise such acts.

12.	FURTHER ASSURANCES

The parties hereto and each of them do hereby covenant and agree to do such things and execute such further documents, agreements and assurances as may be necessary or advisable from time to time in order to carry out the terms and conditions of this Indenture in accordance with their true intent.

13.	UNENFORCEABLE TERMS

If any term, covenant or condition of this Indenture, or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining term, covenant or condition of this Indenture shall be valid and shall be enforceable to the fullest extent permitted by law.

14.	SEVERABILITY

The invalidity or unenforceability of any particular provision of this Indenture shall not affect or limit the validity or enforceability of the remaining provisions of this Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the day and year first above written.

IAMGOLD CORPORATION

Date:	By:	s/ Larry E. Phillips
Name: Larry E. Phillips
Title: Vice President, Corporate Affairs & Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

Date:	By:	/s/ Stephen Byington
Name: Stephen Byington
Title: Professional, Corporate Trust

/s/ Scott Markham
Name: Scott Markham
Title: Professional, Corporate Trust

SCHEDULE A

FORM OF WARRANT

THE WARRANTS REPRESENTED BY THIS CERTIFICATE ARE EXERCISABLE AT ANY TIME PRIOR TO 5:00 P.M., TORONTO TIME ON AUGUST 12, 2008 AFTER WHICH TIME THESE WARRANTS SHALL BE NULL AND VOID.

NUMBER:
ONE (1) WARRANT AND $3.75 (CANADIAN FUNDS) ARE REQUIRED TO SUBSCRIBE FOR 0.42 OF ONE COMMON SHARE	WARRANTS TO PURCHASE 0.42 OF ONE COMMON SHARE OF IAMGOLD CORPORATION

IAMGOLD CORPORATION

THIS IS TO CERTIFY THAT the holder hereof (herein called the "holder") is entitled to purchase at any time prior to 5:00 p.m., Toronto time, on August 12, 2008, 0.42 of one  Common Share (herein called the "Share") in the capital of IAMGOLD Corporation (herein called the "Company") as constituted on the date hereof, for every one Warrant of the holder, by surrendering this Warrant Certificate to Computershare Trust Company of Canada (the "Warrant Trustee") at the principal offices of the Warrant Trustee in Toronto, with a subscription in the form set forth on the reverse side hereof duly completed and executed, accompanied by a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of Computershare Trust Company of Canada in an amount equal to the purchase price of the Shares so subscribed for.

This Warrant Certificate, the subscription on the reverse hereof, and the certified cheque, bank draft or money order shall be deemed to be so surrendered only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Trustee.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter mentioned, the price payable for each 0.42 of a Share shall be one (1) Warrant and $3.75 in lawful money of Canada.

No fractional Warrant will be issued and the holder hereof understands and agrees that it will not be entitled to any cash payment or other form of compensation in respect of a fractional Warrant that might otherwise have been issued. No fractional Shares shall be issued or otherwise provided for with regard to the exercise of Warrants and any resulting fractional Shares shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 Shares shall be rounded down to the closest whole number.

Shares will be issued in accordance with the indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of November 6, 2006 and entered into between the Company and the Warrant Trustee.

In the event of a purchase of a number of Shares fewer than the number which can be purchased pursuant to this Warrant, the holder shall be entitled to receive without charge a new Warrant in respect of the balance of unexercised Warrants.

Reference is hereby made to the Warrant Indenture for particulars of the rights of the holders of the Warrants and of the Company and of the Warrant Trustee in respect thereof and the terms and conditions upon which the Warrant evidenced hereby is issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant by acceptance hereof assents. The Company will furnish to the holder of this Warrant, upon request and without charge, a copy of the Warrant Indenture.

Upon presentation to the Warrant Trustee, subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Trustee, Warrants may be exchanged for Warrants entitling the holder thereof to purchase in the aggregate an equal number of Shares as are purchasable under the Warrant Certificate or Warrant Certificates so exchanged. Nothing contained in the Warrant, the Warrant Indenture or otherwise shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Shares or other securities of the Company or any other right or interest except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture contains provisions for the adjustment of the price payable for each Share upon the exercise of this Warrant and the number of Shares issuable upon the exercise of this Warrant in the events and in the manner set forth therein.

The Warrant Indenture contains provisions making binding upon all holders of Warrant Certificates outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders entitled to purchase a specified majority of the Shares which may be purchased pursuant to all then outstanding Warrant Certificates.

The Warrant Indenture provides for the giving of notice by the Company prior to taking certain actions specified therein.

Time is of the essence hereof.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Trustee for the time being under the Warrant Indenture.

This Warrant Certificate is one of the Warrants referred to in the Warrant Indenture within mentioned.

IN WITNESS WHEREOF IAMGOLD Corporation has caused this Warrant to be signed by its duly authorized officers as of ●, 2006.

	IAMGOLD CORPORATION		COMPUTERSHARE TRUST COMPANY OF CANADA

By:		By:
	Authorized Officer		Authorized Officer

The following legends shall be added to the above mentioned text of the form of warrant in the case of Warrants issued to a U.S. person or a person within the United States:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULES 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT OF THE COMPANY, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

SUBSCRIPTION FORM FOR WARRANT

TO:	IAMGOLD CORPORATION c/o Computershare Trust Company of Canada

The undersigned holder hereby subscribes for Common Shares ("Shares") of IAMGOLD Corporation (or such number of Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the provisions of the Warrant Indenture mentioned in the within Warrant Certificate) on the basis that one (1) Warrant plus $3.75 (or the adjusted dollar amount at which the undersigned is entitled to purchase such Share under the provisions of the Warrant Indenture) entitles the holder to 0.42 of one  Common Share on the terms specified in the said Warrant Certificate and Warrant Indenture and encloses herewith a certified cheque, bank draft or money order, in lawful money of Canada, payable to or to the order of Computershare Trust Company of Canada in payment of the subscription price for the said number of Shares.

NOTE: ONE (1) WARRANT PLUS $3.75 (IN CANADIAN FUNDS) ENTITLES THE HOLDER TO PURCHASE 0.42 OF ONE COMMON SHARE

The undersigned hereby irrevocably directs that the Shares, when issued in accordance with the Warrant Indenture, are to be registered as follows:

Name(s) in full	Address(es) (Including Postal Code)	Number(s) of Shares	Social Insurance Number

TOTAL:

(Please print full name in which share certificates are to be issued. If any of the Shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Warrant Trustee all requisite fees.)

DATED this _____ day of __________________, ______.

(Signature of Subscriber)	(Print Name of Subscriber)

(Address, including Postal Code)

WARRANTS WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON AUGUST 12, 2008 AND MUST BE EXERCISED BEFORE THAT TIME, OTHERWISE SAME WILL BE NULL AND VOID AND OF NO EFFECT.

TRANSFER FORM FOR WARRANT

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

(Please print or typewrite name and address of transferee)

_______________________________________________________ Warrant(s)
represented by the within certificate, and do(es) hereby irrevocably constitute and appoint the attorney of the undersigned to transfer the said Warrant(s) on the register of Warrants maintained by the Warrant Trustee with full power of substitution hereunder.

DATED this ____ day of ____________,____.

In the presence of :

(Signature Guarantee)	(Signature of Warrantholder)

(Name of Warrantholder)

Notice:	The signature of the Warrantholder to this transfer form must correspond exactly with the name of the Warrantholder as set forth on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, and the signature must be signature guaranteed by a Schedule I Canadian chartered bank or by a major Canadian trust company or by a member of a recognized Medallion Guarantee Program.

The signature on the Transfer Form must be guaranteed by a Schedule A chartered bank or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed” or “Medallion Guaranteed”. Please note signature guarantees are not accepted from Treasury Branches or Credit Unions unless they are members of the Stamp Medallion Program. Please note that in the United States, signatures guarantees must be done by members of the Medallion Signature Guarantee Program only.

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent
for Common Shares and Warrants of
IAMGOLD Corporation
c/o Computershare Trust Company of Canada
100 University Avenue
Suite 900
Toronto, ON M5J 2Y1

Attention: Manager, Corporate Trust
The undersigned (a) acknowledges that the sale of the securities of IAMGOLD Corporation (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated:
Name of Seller

By:
Name:
Title: